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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                            (Amendment No. ________)*


                       Venture Lending & Leasing IV, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 28, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_]    Rule 13d-1(b)

      [X]     Rule 13d-1(c)

      [_]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 5 pages

CUSIP No.    NONE

--------------------------------------------------------------------------------

1.   Names of Reporting Persons. Rocket Investment Pte Ltd


                  I.R.S.  Identification  Nos. of above persons (entities only).
                                    None

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)   X

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization       Singapore

--------------------- ----------------------------------------------------------
Number of Shares
Beneficially by       5.       Sole Voting Power
Owned by Each         10,000
Reporting Person
With:
--------------------- ----------------------------------------------------------

                      6.       Shared Voting Power
                      0
--------------------- ----------------------------------------------------------

                      7.       Sole Dispositive Power
                      10,000
--------------------- ----------------------------------------------------------

                      8.       Shared Dispositive Power
                      0
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person       10,000

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)          10%

--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)

00

--------------------------------------------------------------------------------

                               Page 2 of 5 pages

Item 1.

         (a)      Name of Issuer:   Venture Lending & Leasing IV, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  Venture Lending & Leasing IV, Inc.
                  2010 North First Street, Suite 310
                  San Jose, California  95131
                  United States of America


Item 2.

         (a)    Name of Person Filing:    Rocket Investment Pte Ltd


         (b)    Address of Principal Business Office:

                168 Robinson Road
                #37-01 Capital Tower
                Singapore 068912


         (c)    Citizenship: Singapore

         (d)    Title of Class of Securities:

                Common Stock,  $0.001 par value per share.

         (e)    CUSIP Number: None.


Item 3. If this  statement  is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
(c), check whether person filing is a:

         (a)   [_]    Broker or dealer  registered  under  section 15 of the Act
                      (15 U.S.C. 78o).

         (b)   [_]    Bank as defined  in section  3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)   [_]    Insurance  company as defined in section  3(a)(19)  of the
                      Act (15 U.S.C. 78c).

         (d)   [_]    Investment  company  registered  under  section  8 of  the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)   [_]    An    investment     adviser    in     accordance     with
                      ss.240.13d-1(b)(1)(ii)(E);

         (f)   [_]    An employee  benefit plan or endowment  fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)   [_]    A parent  holding  company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h)   [_]    A savings  associations  as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)   [_]    A church plan that is excluded  from the  definition of an
                      investment   company   under   section   3(c)(14)  of  the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [_]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                               Page 3 of 5 pages

Item 4.  Ownership

         Rocket Investment Pte Ltd is a private limited company organized under the laws of Singapore ("Rocket"). Rocket owns 10% of the outstanding membership interests of Venture Lending & Leasing IV, LLC (the "Company"), which owns all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock). The members of the Company have pass-through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer. As a result, Rocket may be deemed to beneficially own 10,000 shares (or 10%) of the outstanding shares of Common Stock of the Issuer (the "Rocket Shares"). Rocket disclaims beneficial ownership of the Rocket Shares except to the extent of its ownership of membership interests of the Company.

         GIC Special Investments Pte Ltd is a private limited company organized under the laws of Singapore ("GIC-SI"). GIC-SI has investment authority with respect to the securities owned by Rocket. By reason of such authority, GIC-SI may be deemed to beneficially own the Rocket Shares. The Government of Singapore Investment Corporation Pte Ltd ("GIC") is a private limited company organized under the laws of Singapore. GIC is the parent of GIC-SI and a holding company for investments made by or under the authority of the Government of Singapore. Because GIC is the parent of GIC-SI, GIC and the Government of Singapore may each be deemed to beneficially own the Rocket Shares. Each of GIC-SI, GIC and the Government of Singapore disclaims beneficial ownership of the Rocket Shares except to the extent of their pecuniary interest, direct or indirect, in Rocket.


Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.


Item 8.  Identification and Classification of Members of the Group

         By virtue of GIC-SI's investment authority with respect to the securities owned by Rocket, GIC's position as the parent of GIC-SI, and the Government of Singapore's position of control with respect to GIC, Rocket, GIC-SI, GIC and the Government of Singapore may be deemed to be members of a Securities Exchange Act of 1934 Section 13(d) group; however, each of Rocket, GIC, Investment Corp. and the Government of Singapore expressly disclaims membership in any such group.


Item 9.  Notice of Dissolution of Group

         Not applicable.


                               Page 4 of 5 pages

Item 10. Certification


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 15, 2005                    Rocket Investment Pte Ltd


                                         By:      /s/ Alvin A. Fong
                                             -----------------------------------
                                                  Alvin A. Fong
                                                  Authorized Signatory



                               Page 5 of 5 pages